Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS REPORTS ON VOTING RESULTS

FROM THE 2013 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

FOR IMMEDIATE RELEASE: April 29, 2013

VANCOUVER, BRITISH COLUMBIA – The Annual and Special Meeting of Shareholders (the “Meeting”) of Ritchie Bros. Auctioneers Incorporated (the “Company”)(NYSE and TSX: RBA), the world’s largest seller of used equipment and trucks, was held on April 25, 2013 in Vancouver, British Columbia. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated March 21, 2013, which can be found on the Company’s at:

www.rbauction.com/cms_assets/pdf/investor-relations/annual-reports/2013/2013-information-circular.pdf.

The total number of shares represented by shareholders in person and by proxy at the meeting was 85,787,727, representing 80.4% of the Corporation’s outstanding shares. The voting in relation to the election of directors was conducted by way of ballot at the Meeting and the results were as follows:

Nominee	Votes For	Percent
Peter James Blake	85,438,313	99.59%
Beverley Anne Briscoe	85,307,036	99.44%
Robert George Elton	85,191,519	99.30%
Robert Waugh Murdoch	85,306,903	99.44%
Eric Patel	78,480,558	91.48%
Edward Baltazar Pitoniak	85,264,195	99.39%
Christopher Zimmerman	85,267,852	99.39%

The Company has also filed a report of voting results on all other resolutions voted on at the Meeting on www.sedar.com.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

For further information, please contact:

Darren Watt

Corporate Secretary

Phone:	778 331 5500
Email:	ir@rbauction.com